UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  December 2009

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
                                         Ö  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On December 22, 2009, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held its Annual General Meeting of Shareholders. Of the 14,239,443 ordinary shares issued and outstanding and eligible to vote as of the record date of November 23, 2009, a quorum of 4,366,042 (30.66%) of the eligible shares, was present in person or represented by proxy. The following actions were taken at the meeting:

1.
Approval of an increase to the authorized share capital of 10,000,000 ordinary shares so that following such increase, the authorized share capital of the Company is 27,578,371 ordinary shares, and an amendment to the Company’s articles of association accordingly.

FOR	AGAINST	ABSTAIN
4,271,303	87,329	7,410

On January 4, 2010, the Company filed the second amended and restated articles of association with the Israeli Companies Registrar, a copy of which is filed as Exhibit 1.1 hereto and incorporated by reference herein.

2.
Approval of an increase of 1,500,000 ordinary shares available for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (the “2006 Plan”), out of which 1,000,000 shares are to be dedicated to employees who are U.S. taxpayers.

FOR	AGAINST	ABSTAIN
4,272,676	68,183	25,183

3.	The re-election of Dr. Joshua Rosensweig to serve as a Class II director of the Company until the 2012 Annual General Meeting.

FOR	AGAINST	ABSTAIN
4,326,363	19,306	20,373

4.
The election of Dr. David Sidransky as a member of the Company’s Board of Directors to serve as a Class II director of the Company until the 2012 Annual General Meeting and approval of his terms of compensation as a director of the Company.

FOR	AGAINST	ABSTAIN
4,323,483	19,523	23,036

5.	The election of Mr. Kenneth A. Berlin as a member of the Company’s Board of Directors to serve as a Class I director of the Company until the 2011 Annual General Meeting.

FOR	AGAINST	ABSTAIN
4,328,733	16,636	20,673

6.
Approval of the grant of options to purchase 12,682 ordinary shares, at an exercise price equal to the fair market value per share on the date of grant, vesting over a period of 3 years to Dr. Isaac Bentwich.

FOR	AGAINST	ABSTAIN
4,301,096	61,036	3,910

7.	Approval of the modification of the compensation of the Chairman of the Board, Mr. Yoav Z. Chelouche.

FOR	AGAINST	ABSTAIN
4,190,048	84,446	91,548

8.
Approval of the appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009 and its service as the Company’s independent registered public accounting firm until the next Annual General Meeting.

FOR	AGAINST	ABSTAIN
4,353,479	9,500	3,063

Following the Annual General Meeting, the Company’s Board of Directors consists of the following members:

•	Class I: Kenneth A. Berlin and Yoav Z. Chelouche (Chairman) serve as Class I directors, with terms to expire at the annual general meeting of shareholders to be held in 2011;

•	Class II: Dr. Joshua Rosensweig and Dr. David Sidransky serve as Class II directors, with terms to expire at the annual general meeting of shareholders to be held in 2012; and

•	Class III: Prof. Moshe Many and Dr. Isaac Bentwich serve as Class III directors, with terms to expire at the annual general meeting of shareholders to be held in 2010;

In addition, two external directors, Gerald Dogon and Tali Yaron-Eldar, were appointed by Rosetta’s shareholders on May 30, 2007 for three-year terms.

On December 22, 2009, Rosetta issued a press release announcing the election of directors at the Annual General Meeting.  A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955 and 333-163063.

Exhibits

Exhibit
Number	Description of Exhibit
1.1	Second Amended and Restated Articles of Association.
99.1	Press release dated December 22, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: January 4, 2010	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller VP Finance